Exhibit 1

Communication released to the press by Portugal Telecom, SGPS, S.A.
with respect to its investment in Unitel S.A., dated March 27, 2014

Following the information provided yesterday by Unitel, S.A. (“Unitel”) to the media, Portugal Telecom, SGPS, S.A. (“PT”) hereby clarifies the following:

•                  PT’s stake in Unitel is and has always been held by the same Portuguese company, with single legal entity and commercial registration no. 503512443; it changed its corporate name in 2002, from Portugal Telecom, Internacional, SGPS, S.A. to PT Ventures, SGPS, S.A. (“PT Ventures”). This identification is included in most corporate documents issued by Unitel, including share certificates, minutes of the general meeting and annual reports and accounts;

•                  As previously disclosed, until November 2012, PT Group received dividends distributed by Unitel on behalf of the shareholder PT Ventures already under the new corporate name;

•                  In any case, PT Ventures will carry out any updates that may be necessary with the authorities in Angola to overcome the difficulties now outlined in Unitel’s statement in relation to the payment of dividends to which it is entitled;

•                  Regarding the right of first refusal, this is a matter that relates only to the shareholders and should therefore be discussed in that context.